Broader Economic Benefits

The impact of construction spending benefits local communities far beyond the completion of the project as workers spend their wages on products and services, save for retirement, and keep their skills sharp. The construction jobs and hours of work created at HIT-financed projects help generate positive economic and fiscal benefits as the effects of the construction are multiplied throughout the local community.

$30.6 billion in total economic benefits have resulted from 523 projects in over 100 cities across the U.S. since the HIT’s inception.

•  183,554 total jobs have been created across industries

•  $12.1 billion in wages and benefits

•  $1.3 billion in state and local tax and fee revenue

•  $2.5 billion in federal tax revenue

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of June 30, 2019. Economic impact data is in 2018 dollars.